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EXHIBIT 18

January 22, 2001

Mr. Francis A. Contino
Executive Vice President &
     Chief Financial Officer
McCormick & Company, Inc.
18 Loveton Circle
Sparks, Maryland 21152-6000

Dear Mr. Contino:

Note 2 of the Notes to consolidated financial statements of McCormick & Company, Incorporated included in its Annual Report on Form 10-K/A Amendment No. 2 for the year ended November 30, 1999 describes a change in the actuarial method of calculating the market-related value of plan assets used in determining the expected return-on-asset component of the annual pension expense. Under the previous method, all realized and unrealized gains and losses were gradually included in the calculated market-related value of plan assets over a five-year period. Under the new method, the total expected investment return, which anticipates realized and unrealized gains and losses on plan assets, is included in the calculated market-related value of plan assets each year. Any realized gains and losses in excess of the expected investment return are gradually included in the calculated market-related value of plan assets over a five-year period. There are no authoritative criteria for determining a 'preferable' actuarial method of calculating the market-related value of plan assets used in determining the expected return-on-asset component of the annual pension expense based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

                                Very truly yours,

                                /s/ Ernst & Young LLP